EXHIBIT 99.1

    Notice to ASX/LSE

Rio Tinto Executive team change
13 June 2023

Ivan Vella, Chief Executive, Aluminium, has accepted a new position outside of Rio Tinto and will leave in December 2023. He will continue to lead Aluminium while a robust process to identify his successor is undertaken but has stepped down from the Group’s executive committee with immediate effect.

Rio Tinto Chief Executive Jakob Stausholm said “Ivan has made a significant contribution during his 20-year career with Rio Tinto, holding senior positions across the aluminium, iron ore, copper, and coal product groups, providing both operational and strategic leadership. We thank him for his contribution and wish him every success for the future.”

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

Notice to ASX/LSE    2 / 2
Contacts
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This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

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